

Mail Stop 3561

April 12, 2010

Via U.S. Mail and facsimile

Sheila K. Taylor
Executive Vice President and Chief Financial Officer
YRC Worldwide Inc.
10990 Roe Avenue
Oakland Park, KS 66211

> **Re: YRC Worldwide Inc.
>   Amendment No. 1 to Form S-3
>   Filed March 23, 2010
>   File No. 333-164877**

Dear Ms. Taylor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1.   We note your disclosure that you will, from time to time, pay interest due on the notes through the issuance of additional shares of common stock. Please

list these shares in the Calculation of Registration Fee table and pay the registration fee.

<u>Exhibit 5.1</u>

2. Revise to remove the assumptions contained in numbered sentences (v) and (vii) on page 2. Counsel should make the necessary inquiries to be satisfied that these assumptions are, in fact, true. Similarly, delete the words "and will comply with applicable laws" from numbered sentences (i) and (ii) and "all Securities will be issued and sold in compliance with applicable federal and state securities laws" from numbered sentence (iii).

3. With respect to sentence (vi) on page 2, please limit this to the Commission or other federal agencies or delete.

4. Please provide an opinion that the shares will be duly authorized.

5. Please provide an opinion that the Notes and Guarantees will be binding obligations of the registrant and the guarantors.

6. Refer to the last two sentences of the second paragraph on page 3. Please revise your opinion, or file the opinion of another legal counsel, opining upon the legally binding nature of the guarantees for those subsidiary guarantors incorporated under the laws of states other than New York or Delaware.

7. Please confirm to us that you will re-file your opinion on the date of effectiveness. Alternatively, delete the words "as in effect on the date hereof" in the penultimate paragraph. In addition, remove references to a delayed offering.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Dennis M. Myers
        Fax: (312) 862-2200